UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 24,021,508
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 24,021,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 24,021,508
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 24,021,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS EAGLE CANADA COMMON HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 10,145,171
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 10,145,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,145,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(3)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV EAGLE NR CARRY LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 13,876,337
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 13,876,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,876,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(4)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV LTIP CANADA SPLITTER LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 13,876,337
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 13,876,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,876,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(5)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV CDN SPLIT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 24,021,508
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 24,021,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(6)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV CDN GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 24,021,508
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 24,021,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(7)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV CDN GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 24,021,508
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 24,021,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(8)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIG HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 24,021,508
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 24,021,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(9)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE GROUP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 24,021,508
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 24,021,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(10)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BAM INFRASTRUCTURE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 24,021,508
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 24,021,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(11)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BAM LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER —
		8	SHARED VOTING POWER 24,021,508
		9	SOLE DISPOSITIVE POWER —
		10	SHARED DISPOSITIVE POWER 24,021,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(12)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(12)	Percentage ownership is based on an aggregate number of outstanding common shares of the Issuer of 281.6 million as of November 6, 2019.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common shares, no par value (the “Common Shares”), of TransAlta Corporation, a corporation organized under the laws of Canada (the “Issuer”), with principal executive offices at 110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, Canada, T2P 2M1.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person”):

(i)	Eagle Canada Common Holdings LP, an Ontario limited partnership (“Eagle Canada”), with respect to the Common Shares of the Issuer directly owned by it;

(ii)	BIF IV Eagle NR Carry LP, an Ontario limited partnership (“BIF IV Eagle”), with respect to the Common Shares of the Issuer owned by it;

(iii)	BIF IV LTIP Canada Splitter LP, an Ontario limited partnership (“BIF IV LTIP”), which serves as the general partner of BIF IV Eagle;

(iv)	BIF IV Cdn Split LP, an Ontario limited partnership (“BIF IV Cdn”), which serves as the general partner of Eagle Canada and BIF IV LTIP;

(v)	BIF IV Cdn GP LP, an Ontario limited partnership (“BIF IV Cdn GP”), which serves as the general partner of BIF IV Cdn;

(vi)	BIF IV Cdn GP Ltd., an Ontario corporation (“BIF IV Cdn GP Ltd”), which serves as the general partner of BIF IV Cdn GP;

(vii)	BIG Holdings LP, a Manitoba limited partnership (“BIG Holdings”), which beneficially owns all of the outstanding equity interests of BIF IV Cdn GP Ltd;

(viii)	Brookfield Infrastructure Group Limited, an Ontario corporation (“BIGL”), which serves as the general partner of BIG Holdings;

(ix)	BAM Infrastructure Group L.P., a Manitoba limited partnership (“BIG LP”), which beneficially owns all of the outstanding equity interests of BIGL;

(x)	BAM Limited, an Ontario corporation (“BAM Limited”), which serves as the general partner of BIG LP;

(xi)

Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario, Canada, is the ultimate parent of Eagle Canada, BIF IV Eagle, BIF IV LTIP, BIF IV Cdn, BIF IV Cdn GP, BIF IV Cdn GP Ltd, BIG Holdings, BIGL, and BIG LP; the general partner of BAM Limited; and may be deemed to have voting and dispositive power over the Common Shares held by the Reporting Persons; and

(xii)

Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 867,540 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(b)-(c), (f) The principal business of Eagle Canada and BIF IV Eagle is investing in securities, including the Common Shares. The principal business of BIF IV LTIP is to serve as the general partner of BIF IV Eagle and certain of its affiliates. The principal business of BIF IV Cdn is to serve as the general partner of Eagle Canada and BIF IV LTIP. The principal business of BIF IV Cdn GP is to serve as the general partner of BIF IV Cdn. The principal business of BIF IV Cdn GP Ltd is to serve as the general partner of BIF IV Cdn GP. The principal business of BIG Holdings is that of a holding company. The principal business of BIGL is to serve as the general partner of BIG Holdings. The principal business of BIG LP is that of a holding company. The principal business of BAM Limited is to serve as the general partner of BIG LP. The principal business of Brookfield is to invest in and operate businesses in the real estate, power generation, infrastructure and private equity sectors. The principal business of Partners is that of a holding company. The principal business address of the Reporting Persons is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

Schedules I, II, III, IV and V hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of BIF IV Cdn GP Ltd., BIGL, BAM Limited, Brookfield and Partners, respectively.

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

The 24,021,508 Common Shares reported to be owned by Eagle Canada and BIF IV Eagle were acquired in the open market for an aggregate consideration of C$229,718,658 (including brokerage commission but excluding director compensation shares) or received through grants of Common Shares awarded as director compensation to the Reporting Persons’ director nominees currently serving on the Issuer’s board of directors in accordance with the terms of the Investment Agreement (as defined in Item 6 below). All purchases of Common Shares in open market transactions were funded from available liquidity.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons believe that the Issuer’s equity represents an attractive investment opportunity and have acquired Common Shares of the Issuer; the Investor (as defined in Item 6 below) has also entered into the Investment Agreement.

The Reporting Persons will continuously review their investment with respect to the Issuer and, depending on various factors, including the price of the Common Shares; terms and conditions applicable to any potential transaction, including the terms and conditions of the Investment Agreement and the limitations provided for therein; the Issuer’s financial condition, business, operations and prospects; the liquidity and diversification objectives of the Reporting Persons; and such other factors that the Reporting Persons deem relevant at any time or from time to time, may increase their economic exposure to the Issuer; acquire other Common Shares of the Issuer or other securities of the Issuer, including securities convertible or exchangeable for the Common Shares of the Issuer from time to time on the open market, in privately negotiated transactions, directly from the Issuer or by other means (including, without limitation, extraordinary corporate transactions such as a merger or tender offer) and may make public or private proposals relating to the acquisition of all or a portion of the outstanding equity of the Issuer that the Reporting Persons do not beneficially own, subject in all cases to the terms of the Investment Agreement and required regulatory approvals, if any, and compliance with applicable laws.

Although the Reporting Persons have no specific plan or proposal to dispose of the Common Shares, the Reporting Persons also may, at any time and from time to time, subject to compliance at all relevant times with the Investment Agreement, Margin Loan Agreement (as defined in Item 6 below) and regulatory requirements and applicable securities laws, terminate in whole or in part, dispose of or distribute some or all of their Common Shares or such other securities they own or may subsequently acquire, depending on various factors, including the price of the Common Shares; terms and conditions applicable to any potential transaction; liquidity and diversification objectives of the Reporting Persons; the matters set forth in the preceding sentence; and such other factors that the Reporting Persons deem relevant at any time or from time to time.

The Reporting Persons may, to the extent they deem advisable and subject to and in compliance with the terms of the Investment Agreement, in the circumstances, participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the Common Shares owned by the Reporting Persons and the ability to nominate two directors to board of directors of the Issuer in accordance with the terms of the Investment Agreement.

The Reporting Persons may engage in, or continue to engage in, as the case may be, communications with one or more security holders of the Issuer; one or more officers of the Issuer; one or more members of the board of directors of the Issuer; and one or more representatives of the Issuer, in each case subject to and in compliance with the terms of the Investment Agreement.

The Reporting Persons may discuss ideas that, if effected, may result in the termination, in whole or in part, of the Investment Agreement and/or the Margin Loan Agreement (in each case in accordance with the terms of each agreement) and any of the following: subject to the terms of the Investment Agreement and the Margin Loan Agreement, (i) the acquisition by the Reporting Persons or other persons of additional Common Shares, (ii) the disposition of Common Shares held by the Reporting Persons or other persons, (iii) the acquisition of other securities of the Issuer by the Reporting Persons or other persons, (iv) an extraordinary corporate transaction involving the Issuer, and/or (v) changes in the board of directors or management of the Issuer.

Except to the extent that the foregoing may be deemed a plan or proposal, and as otherwise disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Reporting Persons and in accordance with the terms of the Investment Agreement.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Common Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 24,021,508 shares, constituting approximately 8.5% of the Issuer’s currently outstanding Common Shares. The percentage of Common Shares of the Issuer is based on an aggregate number of Common Shares of the Issuer of 281.6 million outstanding as of November 6, 2019, based on Issuer’s Form 6-K dated November 6, 2019.

(i) Eagle Canada

(a)	As of March 2, 2020, Eagle Canada may be deemed the beneficial owner of 10,145,171 Common Shares, constituting a percentage of approximately 3.6%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 10,145,171 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 10,145,171 Common Shares

(ii) BIF IV Eagle

(a)	As of March 2, 2020, BIF IV Eagle may be deemed the beneficial owner of 13,876,337 Common Shares, constituting a percentage of approximately 4.9%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 13,876,337 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 13,876,337 Common Shares

(iii) BIF IV LTIP

(a)	As of March 2, 2020, BIF IV Cdn may be deemed the beneficial owner of 13,876,337 Common Shares, constituting a percentage of approximately 4.9%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 13,876,337 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 13,876,337 Common Shares

(iv) BIF IV Cdn

(a)	As of March 2, 2020, BIF IV Cdn may be deemed the beneficial owner of 24,021,508 Common Shares, constituting a percentage of approximately 8.5%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 24,021,508 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 24,021,508 Common Shares

(v) BIF IV Cdn GP

(a)	As of March 2, 2020, BIF IV Cdn GP may be deemed the beneficial owner of 24,021,508 Common Shares, constituting a percentage of approximately 8.5%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 24,021,508 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 24,021,508 Common Shares

(vi) BIF IV Cdn GP Ltd

(a)	As of March 2, 2020, BIF IV Cdn GP Ltd may be deemed the beneficial owner of 24,021,508 Common Shares, constituting a percentage of approximately 8.5%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 24,021,508 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 24,021,508 Common Shares

(vii) BIG Holdings

(a)	As of March 2, 2020, BIG Holdings may be deemed the beneficial owner of 24,021,508 Common Shares, constituting a percentage of approximately 8.5%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 24,021,508 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 24,021,508 Common Shares

(viii) BIGL

(a)	As of March 2, 2020, BIGL may be deemed the beneficial owner of 24,021,508 Common Shares, constituting a percentage of approximately 8.5%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 24,021,508 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 24,021,508 Common Shares

(ix) BIG LP

(a)	As of March 2, 2020, BIG LP may be deemed the beneficial owner of 24,021,508 Common Shares, constituting a percentage of approximately 8.5%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 24,021,508 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 24,021,508 Common Shares

(x) BAM Limited

(a)	As of March 2, 2020, BIG LP may be deemed the beneficial owner of 24,021,508 Common Shares, constituting a percentage of approximately 8.5%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 24,021,508 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 24,021,508 Common Shares

(xi) Brookfield

(a)	As of March 2, 2020, Brookfield may be deemed the beneficial owner of 24,021,508 Common Shares, constituting a percentage of approximately 8.5%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 24,021,508 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 24,021,508 Common Shares

(xii) Partners

(a)	As of March 2, 2020, Partners may be deemed the beneficial owner of 24,021,508 Common Shares, constituting a percentage of approximately 8.5%
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 24,021,508 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 24,021,508 Common Shares

(c) Schedule VI filed herewith, which is incorporated herein by reference, describes all of the transactions in Common Shares of the Issuer that were effected in the past 60 days by the Reporting Persons.

(d) Several investment funds advised by Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., an affiliate of BAM, have the right to receive dividends from, or proceeds from the sale of, the Common Shares that are held of record by Eagle Canada and BIF IV Eagle. No such investment fund has a right to receive dividends from, or the proceeds from the sale of, more than five percent of the Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

On March 22, 2019, Brookfield BRP Holdings (Canada) Inc., a corporation existing under the laws of Ontario and a subsidiary of Brookfield Renewable Partners L.P. entered into an investment agreement (the “Investment Agreement”) with the Issuer. On April 30, 2019, Brookfield BRP Holdings (Canada) Inc. assigned its rights and obligations under the Investment Agreement to Eagle Hydro II LP, a limited partnership existing under the laws of Ontario (including its permitted successors and assigns, the “Investor”). The general partner of Eagle Hydro II LP is Eagle Hydro Investments GP Inc., which is a wholly-owned subsidiary of BIF IV Cdn. The Investment Agreement provides for, in part, the following:

•

The investment by the Investor of $350 million in the form of unsecured subordinated debentures at the first closing (the “Debentures”) and $400 million at a second closing expected to be in October 2020 in the form of redeemable preferred shares (the “Redeemable Preferred Shares,” and together, the “Exchangeable Securities”). Both securities have an annual coupon rate of 7.0% and will be convertible into an equity interest in an entity holding the hydro assets of the Issuer after December 31, 2024. The Debentures were issued on May 1, 2019.

•

After December 31, 2024, subject to acceleration in certain circumstances, the Investor has the right to exchange the Exchangeable Securities into an equity ownership interest in an entity to be formed that will hold the Issuer’s Alberta hydro assets (the “Hydro Assets”), as follows:

○

The value of the Hydro Assets will be calculated based on a multiple of 13 times the average annual EBITDA generated by the Hydro Assets less $10 million per year of sustaining capex over the most recent three fiscal years prior to conversion, less an adjustment for tax, calculated in the manner specified in the exchangeable security provisions. The maximum equity interest the Investor can own with respect to the Hydro Assets is 49%.

○

If the Investor’s ownership interest is less than 49% at conversion, the Investor has a one-time option payable in cash to increase its ownership to up to 49%, exercisable up until December 31, 2028, and provided the Investor holds at least 8.5% of the Common Shares. Under this top-up option, the Investor will be able to acquire an additional 10% interest in the entity holding the Hydro Assets, provided the 20-day volume-weighted average price (“VWAP”) of the Common Shares is not less than $14 per share prior to the exercise of the option, and up to the full 49% if the 20-day VWAP of the Common Shares at that time is not less than $17 per share.

○	To the extent the value of the investment would exceed a 49% equity interest, the Investor will be entitled to receive the balance of the redemption price in cash.

•

If the Investor chooses not to exercise its right to exchange its investment as outlined above, the Issuer has the right after December 31, 2028 to redeem for cash all or any portion of the Exchangeable Securities for the original subscription price, plus any accrued but unpaid interest or dividends payable, provided the minimum proceeds to the Investor for each redemption (other than the final redemption) is not less than $100 million and provided all Exchangeable Securities must be redeemed within 36 months of the first optional redemption.

•

The Investor has agreed to increase its equity ownership in the Issuer to 9% on the open market over two years following closing of the transaction, provided the Investor is not obliged to purchase the Common Shares at a price of more than $10 per share.

•

While Investor owns the Exchangeable Securities, it has the right to nominate two members for election to the Issuer’s board of directors (the “Board”) at each annual meeting of shareholders. If the Investor’s nominees to the Board are not elected at the 2019 Meeting or any subsequent meeting, the Investor’s obligation to increase and maintain its holding of Common Shares at 9% and its standstill and lock-up obligations (described below) will be suspended until the date that its nominees are elected or appointed to the Board. Currently, Harry Goldgut and Richard Legault are serving as the Investor’s director nominees on the Board.

•

The Investor has agreed to standstill commitments for a three-year period from the date the first tranche is funded, with customary exceptions. It has also agreed to vote in favor of the Issuer’s director nominees and in accordance with any recommendations of the Board at any meeting of the shareholders of the Issuer, for a minimum of three years and subject to extension for so long as it has nominees on the Board.

•	The Investor has also agreed to a lock-up which prohibits the sale of Common Shares or Exchangeable Securities, subject to certain exclusions, until December 31, 2023.

•

The Issuer and the Investor form a joint operating committee, for a period of six years, focused on optimizing the operations and maximizing the value of the Hydro Assets. The committee has subsequently been formed and currently consists of two Investor members, who are not nominees to the Board, with expertise in hydro facility management and two Issuer members. The Investor receives a management fee of $1.5 million per year for six years as compensation for its work on the committee. The Issuer has the option to extend this arrangement for an additional two years.

On May 1, 2019, the Investor and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”). The parties agreed to enter into the Registration Rights Agreement to provide for the right of (i) the Investor or (ii) any affiliate of Brookfield beneficially owning Registrable Securities (as defined in the Registration Rights Agreement) that becomes a party to the Registration Rights Agreement (collectively, the “Holders”) to require the Issuer, from time to time, to prepare and file a preliminary prospectus supplement, if applicable, and a final prospectus supplement with the Canadian Securities Commissions and/or with the Securities and Exchange Commission pursuant to an effective registration statement, to permit the sale of the Registrable Securities by the Holders in such manner as the Holders may designate, subject to and on the terms, conditions and limitations provided for in the Registration Rights Agreement. The Registration Rights Agreement also contains other terms and conditions including those customary to agreements of this kind, including indemnification provisions.

In addition, on September 9, 2019, BIF IV Eagle and Eagle Canada (the “Borrowers”) entered into a margin loan agreement (the “Margin Loan Agreement”) of up to C$100,000,000 with Bank of Montreal as lender (the “Lender”) and BMO Nesbitt Burns Inc. as the calculation agent, pursuant to which the Borrowers agreed to pledge Common Shares from time to time as collateral to secure their obligations under the Margin Loan Agreement. As of March 2, 2020, 23,996,929 Common Shares were subject to the pledge under the security agreements in connection with the Margin Loan Agreement. The loan matures on or about September 9, 2021 (unless otherwise extended). Upon the occurrence of certain events that are customary for this type of loan, the Lender may exercise its rights to require the Borrowers to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged Common Shares in accordance with the loan documents relating to the Margin Loan Agreement.

The foregoing summaries of the Investment Agreement, Registration Rights Agreement and Margin Loan Agreement described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Investment Agreement, the Registration Rights Agreement and the Margin Loan Agreement set forth in Exhibits 99.2, 99.3 and 99.4, respectfully, hereto and incorporated in this Item 6 by reference.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Investment Agreement (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on March 26, 2019).

Exhibit 99.3 Margin Loan Agreement

Exhibit 99.4 Registration Rights Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 2, 2020	EAGLE CANADA COMMON HOLDINGS LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV EAGLE NR CARRY LP, by its general partner BIF IV LTIP CANADA SPLITTER LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV LTIP CANADA SPLITTER LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

BIG HOLDINGS LP, by its general partner BROOKFIELD INFRASTRUCTURE GROUP LIMITED

By:	/s/ James Rickert
Name: James Rickert
Title: President

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

By:	/s/ James Rickert
Name: James Rickert
Title: President

BAM INFRASTRUCTURE GROUP L.P., by its general partner BAM LIMITED

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice-President and Secretary

BAM LIMITED

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice-President and Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice-President

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President

SCHEDULE I

BIF IV CDN GP LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Aaron Kline, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

James Rickert, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Mabel Wong, Director and Managing Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Carl Ching, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Douglas Roland Christie, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Julian Deschatelets, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Marcus Enns, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Wyatt Hartley, Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

David Krant, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Albert Lin, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Adrienne Dorothea Moore, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Lateef Nurmohamed, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Matthew Unruh, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

SCHEDULE II

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Aaron Kline, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

James Rickert, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Mabel Wong, Director and Managing Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Carl Ching, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

David Krant, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Albert Lin, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Matthew Unruh, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

SCHEDULE III

BAM LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Thomas Douglas Corbett, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Karly Dyck, Director and Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Aleksandar Novakovic, Director and Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Katayoon Sarpash, Director, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Cam Ha, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Aaron Kline, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

SCHEDULE IV

BROOKFIELD ASSET MANAGEMENT, INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Former President and Chief Executive Officer of General Electric Co.	U.S.A. and Canada

Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Former Chair, President and Chief Executive Officer of WellPoint Inc.	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

Brian W. Kingston, Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Director, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of Brookfield	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Chairman of Acerinox, S.A., Corporate Director and Former Chief Executive Officer of Endesa, S.A.	Spain

Timothy Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Director of Partners Limited and Brookfield Partners Foundation	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics and senior advisor to Brookfield in Europe	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Seek Ngee Huat, Director	501 Orchard Road, #08 – 01 Wheelock Place, Singapore 238880	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Sachin G. Shah, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Former Vice Chair, Solera Capital LLC	U.S.A. and Canada

Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada

SCHEDULE V

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada

Brad Rusheleau, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager of Brookfield	Canada

SCHEDULE VI

TRADING IN COMMON SHARES

The table below sets forth all transactions in the Common Shares effected by the Reporting Persons during the past 60 days. All such transactions were effected in the open market through a broker, and the prices exclude commissions. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Party	Trade Date	Buy/Sell	Number of Shares	Weighted Average Price (C$)	Low Price per Share (C$)	High Price per Share (C$)
BIF IV Eagle NR Carry LP	2/19/2020	Buy	2,292,439	11.0000	11.0000	11.0000
Eagle Canada Common Holdings LP	2/19/2020	Buy	1,430,418	11.0000	11.0000	11.0000
BIF IV Eagle NR Carry LP	2/20/2020	Buy	1,030,621	11.0499	11.0431	11.0500
Eagle Canada Common Holdings LP	2/20/2020	Buy	643,079	11.0499	11.0431	11.0500
BIF IV Eagle NR Carry LP	2/21/2020	Buy	137,564	11.0500	11.0498	11.0500
Eagle Canada Common Holdings LP	2/21/2020	Buy	85,836	11.0500	11.0498	11.0500
BIF IV Eagle NR Carry LP	2/24/2020	Buy	1,190,122	11.0487	11.0443	11.0495
Eagle Canada Common Holdings LP	2/24/2020	Buy	742,604	11.0487	11.0443	11.0495
BIF IV Eagle NR Carry LP	2/25/2020	Buy	677,351	10.9738	10.9663	10.9827
Eagle Canada Common Holdings LP	2/25/2020	Buy	422,649	10.9738	10.9663	10.9827
BIF IV Eagle NR Carry LP	2/26/2020	Buy	400,254	10.7423	10.6287	10.8133
Eagle Canada Common Holdings LP	2/26/2020	Buy	249,746	10.7423	10.6287	10.8133
BIF IV Eagle NR Carry LP	2/27/2020	Buy	221,494	10.4289	10.3963	10.4696
Eagle Canada Common Holdings LP	2/27/2020	Buy	138,206	10.4289	10.3963	10.4696
BIF IV Eagle NR Carry LP	2/28/2020	Buy	201,593	10.0741	10.0741	10.0741
Eagle Canada Common Holdings LP	2/28/2020	Buy	125,789	10.0741	10.0741	10.0741